

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 13, 2007

Mr. Michael A. Bless
Chief Financial Officer
Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, CA 93940

> **Re:** **Century Aluminum Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 0-27918**

Dear Mr. Bless:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Management's Discussion and Analysis, page 19

Liquidity and Capital Resources, page 29

1.   We note that you disclose an adjusted working capital measure as of December 31, 2006 and 2005. As this is a non-GAAP measure, please provide the disclosures required under Item10(e)(1)(i)(A), (C) and (D) of Regulation S-K, addressing the reasons for the change in the corresponding GAAP-based measure disclosed, also setting forth the reasons you believe the measure is meaningful and explaining how the measure is utilized.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 45

2.   We note that your subsidiary Nordural ehf derives substantially all of its revenues from tolling arrangements. Please clarify in your accounting policy disclosure how you account for the tolling contracts. Please also expand your disclosure sufficiently to explain how the physical conveyance of product or rendering of service for each of your revenue generating activities corresponds to the timing of recognition established in meeting the criteria set forth in SAB Topic 13.A.1.

3.   We note your disclosure on page 46, concerning goodwill and intangible assets, stating that in April 2005, you capitalized a $7 million "post-closing payment" related to the acquisition of Hawesville, which you acquired in April 2001. The guidance in SFAS 141, paragraph 40, generally limits adjustments to the purchase price for pre-acquisition contingencies to the "allocation period," which usually does not exceed one year from the consummation of a business combination, using the definition in Appendix F. Please tell us why you believe this guidance does not apply to you, under the circumstances.

Note 19 – Condensed Consolidating Financial Information, page 72

4.   Please advise us as to whether you are able to make the representations and disclosures required under Rule 3-10(i)(8) of Regulation S-X, as would generally be required to qualify for the exception to the general rule set forth in paragraph (a)(1).

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief